EXHIBIT 3.4


                              ARTICLES OF AMENDMENT
                                       OF
                             ABLEAUCTIONS.COM, INC.


     Pursuant to Section 607.1006 of the Florida Business Corporation Act, ABLEAUCTIONS.COM, INC., a Florida corporation (the "Corporation"), DOES HEREBY CERTIFY AND ADOPT THESE ARTICLES OF AMENDMENT:

     FIRST: The name of the Corporation is ABLEAUCTIONS.COM, INC.

     SECOND: The Articles of Incorporation of this Corporation are amended by changing ARTICLE IV so that, as amended, said ARTICLE IV shall read as follows:

                                   ARTICLE IV

          The capital stock of the Corporation shall consist of Two Hundred Fifty Million (250,000,000) shares of common stock, with a par value of $0.001 per share.

          THIRD: This amendment was adopted on August 5, 1999.

     FOURTH: The number of votes cast for the amendment by the shareholders was sufficient for approval. Shareholders of the Corporation holding common shares constituting approximately 85% of the issued and outstanding shares of the Corporation, acting by consent in lieu of a special meeting, duly authorized and adopted this amendment to the Articles of Incorporation of the Corporation, and written notice of the adoption of the amendment has been given as provided in
Section 607.0705 of the Florida Business Corporation Act to every shareholder entitled to such notice.

     FOURTH: Said resolution was duly adopted in accordance with the provisions of Section 607.1003 of the Florida Business Corporation Act.

     DATED this 5th day of August, 1999.


                                    By: /s/ Doug McLeod
                                        ----------------------------------------
                                        Doug McLeod

                                    Title:  President